

Mail Stop 3561

May 19, 2016

C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, California 94010

      Re: **Virgin America Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 22, 2016
              File No. 001-36718

Dear Mr. Cush:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Interests of Our Directors, Executive Officers and Affliates in the Merger, page 5

1. This section did not include a reference to Alaska Air Group, Inc. Instruction 3(a)(vi) to Item 4 of Schedule 14A identifies "any person who solicits proxies" as a participant. Given Alaska Air Group's consistent reliance on Rule 14a-12, it appears as though Alaska Air Group should be identified as a participant in this proxy statement. Please provide the disclosures required by Items 4(a)(2) and 5(a) of Schedule 14A, or advise.

2. Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments. In addition, please disclose in this section the amounts that

stockholders affiliated with certain of your directors may receive as a result of the merger, as described on page 52.

Questions and Answers About the Merger and the Special Meeting, page 12

3. Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.

How does the Merger Consideration compare to the market price, page 15

4. Consistent with your disclosure on page 5 and elsewhere, please also disclose here how the per share merger consideration compares with the market price of your common stock as of the most recent practicable date.

Background of the Merger, page 28

5. Please provide us with copies of all board books and other materials prepared by Evercore Group, L.L.C. and provided to the board of directors in connection with Evercore's fairness opinion. Please also provide us with copies of all board books and other materials prepared by Seabury Aviation Consulting LLC in connection with its analysis provided to the board of directors.

6. Please furnish the information required by Item 1015(b) of Regulation M-A regarding the Seabury analysis of the strategic rationale, revenue synergies and cost synergies of a combination transaction, or tell us why you believe that such information is not required. Refer to Item 14(b)(6) of Schedule 14A.

Summary of Evercore's Financial Analysis, page 41

7. We note your disclosure that Evercore selected the companies included in the selected peer group public trading analysis because it believed that they had characteristics that were instructive for purposes of its analysis. Please revise to identify such characteristics.

8. We note your disclosure that with respect to the selected transactions analysis, Evercore chose the precedent transactions it deemed to be relevant transactions in the North American airline industry, and excluded transactions involving regional airlines and minority investments from its analysis. Please tell us whether any additional transactions that fit the criteria for the selected transactions analysis were not used, and, if so, why not.

9. We note that the chart on page 44 includes the following reference: "Adjusted Transaction Value as a Multiple of LTM." Please revise to provide the meaning of "LTM" in this context.

Miscellaneous, page 46

10. Please disclose whether the board of directors determined the amount of consideration to be paid or whether Evercore recommended the amount of consideration to be paid. Refer to Item 1015(b)(5) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Tad J. Freese, Esq.